Exhibit 99.1

Press release — No. 20 / 2018

Zealand Pharma expands leadership team and appoints Marino Garcia as Senior Vice President of Corporate & Business Development

Copenhagen, Denmark, October 1, 2018 — Zealand Pharma A/S (“Zealand”) (Nasdaq: ZEAL), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, today announced that it has expanded its leadership team with the appointment of Marino Garcia as Senior Vice President, Corporate & Business Development.

In this newly created role, Mr. Garcia will lead strategic corporate initiatives as well as business development activities for Zealand. He will report to Britt Meelby Jensen, Zealand President and Chief Executive Officer, and serve on the senior leadership team.

Britt Meelby Jensen, President and Chief Executive Officer at Zealand, comments: “I am pleased to welcome Marino Garcia to lead Corporate & Business Development at Zealand. Marino will play a critical role in defining and advancing our strategic corporate initiatives as well as business development activities. He has over 20 years of experience in various commercial, new product planning, and business development roles in the U.S. Marino is well suited to lead this important area, contributing to the further success of Zealand.”

Prior to joining Zealand, Mr. Garcia served as Executive Vice President and Chief Strategy Officer at Synergy Pharmaceuticals Inc., where he was instrumental in all business development activities, as well as led the planning and execution of Synergy’s corporate strategies and priorities. Mr. Garcia was previously responsible for global business development at Aptalis Pharma, a privately held U.S. based specialty Gastrointestinal and Cystic Fibrosis company acquired in 2014 by Forest Laboratories. From 2006 to 2010, Mr. Garcia oversaw commercial operations and new product development in the US for Aspreva Pharmaceuticals, which was acquired by Zurich-based Vifor Pharmaceuticals in 2008. Earlier in his career, Mr. Garcia served in various U.S. and International leadership roles of increasing responsibility at Eli Lilly & Co, Schering Plough, and Pfizer.

Mr. Garcia received a Bachelor’s Degree in Business Administration from Concordia University in Montreal, Quebec, and an MBA from the Richard Ivey School of Business at Western University in London, Ontario.

Marino Garcia, Senior Vice President, Corporate & Business Development at Zealand, comments: “I am pleased to be joining the Zealand Pharma team during this exciting time in the company’s history. I have been impressed by the talented management team and the company’s focus and drive to deliver better treatment options for people living with gastrointestinal and metabolic diseases. I look forward to drawing on my own range of experiences and contributing to

Zealand’s impressive track record of success as we continue to advance our proprietary pipeline assets to the market.”

For further information, please contact:

Britt Meelby Jensen, President and CEO
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President and Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.